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                              January 19, 2023

       Thibaut Mongon
       Chief Executive Officer
       Kenvue Inc.
       One Johnson & Johnson Plaza
       New Brunswick, NJ 08933

                                                        Re: Kenvue Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 4,
2023
                                                            File No. 333-269115

       Dear Thibaut Mongon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note that you have added prominent images after your prospectus cover page. We do not object to graphics
that solely feature your products. However, it is not appropriate to include images that
present only the most favorable aspects of your business,
                                                        are marketing or
advertising materials, or do not provide nor enhance relevant and meaningful disclosure
that investors can use to make an informed investment decision.
                                                        For guidance, refer to
Question 101.02 of Securities Act Forms Compliance and
                                                        Disclosure
Interpretations and revise or remove accordingly.
   2. Please revise the summary to prominently highlight the potential conflicts of interest of your officers and
directors addressed in the new risk factor on page 59.
 Thibaut Mongon
FirstName
Kenvue Inc.LastNameThibaut Mongon
Comapany
January 19,NameKenvue
            2023       Inc.
January
Page 2 19, 2023 Page 2
FirstName LastName
Business
Medical Devices, page 154

3. We refer to your revised disclosure regarding certain offerings such as the Zyrtec
         AllergyCast application. Please revise to explain why you do not believe that this application is a medical device. In addition, you state that you offer certain connected health offerings such as the Nicorette QuickMist SmartTrack that are not offered in the
         U.S. With respect to these offerings that are not available in the U.S., please explain whether these offerings are not cosidered to be medical devices in the countries where they are made available, or if you have obtained any required regulatory approvals in such countries.
Certain Relationships and Related Party Transactions, page 210

4. We note the revised disclosure in this section and the forms of certain agreements filed as exhibits. We note several agreements addressed in this section that remain absent from the exhibit index. Please revise to file all material agreements addressed in this section, including the Trademark Coexistence Agreement, Transition Services Agreement,
         Reverse Transition Services Agreement, the transition manufacturing agreements, and
         Data Transfer and Sharing Agreement, or advise. Refer to Comment 16 of our September
         26, 2022 letter and Item 601(b)(10) of Regulation S-K. In addition, please revise the disclosure to disclose all material terms of the agreements. For example, explain the global parameters underlying the Trademark Coexistence Agreement. As another example, where the term of the agreement varies by product, such as in the Transition
         Manufacturing Agreement on page 221, disclose the term for all material products or product types.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Thibaut Mongon
Kenvue Inc.
January 19, 2023
Page 3

       You may contact Jenn Do at (202) 551-3743 or Brian Cascio at (202) 551-3676 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Dorrie Yale at (202) 551-8776 with any other questions.



                                                         Sincerely,

FirstName LastNameThibaut Mongon                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameKenvue Inc.
                                                         Services
January 19, 2023 Page 3
cc:       Michael E. Mariani, Esq.
FirstName LastName